EXHIBIT 12.2

PRO-FORMA COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

		Thirteen Weeks
	Fiscal Year Ended	Ended
	May 26, 2002	August 25, 2002

Fixed Charges as defined:
Interest expense	$68,462	$17,533
Capitalized expense	213	53
One third of non-cancelable lease rent	4,424	1,106

Total fixed charges (A)	73,099	18,692

Earnings as defined:
Pretax income	80,887	38,304
Add fixed charges	73,099	18,692
Less capitalized interest	(213)	(53)

Earnings and fixed charges (B)	$153,773	$56,943
Ratio of earnings to fixed charges (B/A)	2.10	3.05